SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934

LUMENIS LTD.

(Name of Issuer)

Ordinary B Shares, par value NIS 0.85

(Title of Class of Securities)

M6778Q 121

(CUSIP Number)

Harel Beit-On
Ackerstein Towers, Building D
12 Abba Eban Ave.
Herzliya, 4672530, Israel
972-9-972-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Viola-LM Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,704,627
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,704,627
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,704,627
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at its request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS LM (GP) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of the Reporting Person. See Item 5.

(2)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at its request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at his request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%(3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)	Does not include 1,670 shares held in trust for the benefit of Mr. Beit-On and his family members, over which Mr. Beit-On does not possess voting or dispositive power.

(3)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at his request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at his request.

CUSIP No. M6778Q 121
1.	NAMES OF REPORTING PERSONS Eylon Penchas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,970,259 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,970,259 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,259 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 265,632 shares underlying currently exercisable options and/or options exercisable within 60 days of the date hereof that are held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at his request.

Item 1.  Security and Issuer.

This Amendment No. 6 (“Amendment No. 5”) to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the “Original Statement”), as amended by Amendment No. 1 thereto filed on April 1, 2009 (“Amendment No. 1”),  Amendment No. 2 thereto filed on July 20, 2009 (“Amendment No. 2”), Amendment No. 3 thereto filed on March 12, 2012 (“Amendment No. 3”), Amendment No. 4 thereto filed on May 20, 2014 (“Amendment No. 4”) and Amendment No. 5 thereto filed on July 16, 2015 (“Amendment No. 5”), relates to ordinary B shares, par value NIS 0.85 per share (“Ordinary B Shares” or “Shares”), of Lumenis Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel.

This Amendment No. 6 is being filed by the Reporting Persons (as defined in Item 2) for the sole purpose of attaching the voting agreement, dated as of June 18, 2015, that was entered into by Viola- LM Partners (as defined in Item 2) with Laguna Holdco Ltd. (the “Voting Agreement”), with respect to all Ordinary B Shares that are held by, or that may be acquired after execution of the Voting Agreement by, Viola- LM Partners (collectively, the “Subject Shares”), as described under Item 6 of Amendment No. 5.  The Voting Agreement was listed as Exhibit 3 to Amendment No. 5, but a copy of the Voting Agreement was inadvertently not filed with Amendment No. 5.  A copy of the Voting Agreement is attached to this Amendment No. 6 as Exhibit 3.

Except for attaching the Voting Agreement as Exhibit 3 hereto, this Amendment No. 6 does not modify the information provided in Amendment No. 5.  All information set forth in Items 2 through 6 of Amendment No. 5 (whether described therein or incorporated therein by reference to information contained in the Original Statement and/or Amendments No. 1, 2, 3 or 4) is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Tag Along Agreement, dated as of June 28, 2009, by and among Viola- LM Partners and the Bank (incorporated by reference to Exhibit 1 to Amendment No. 2, filed on July 20, 2009).

Exhibit 2 -- Registration Rights’ Agreement, dated as of December 5, 2006, as amended by Amendment No. 1, dated June 25, 2009, and Amendment No. 2, dated February 24, 2014, by and among the Issuer, LM Partners L.P. (now known as Viola-LM Partners L.P.), Ofer Hi-Tech (now known as XT Hi-Tech Investments (1992) Ltd.), the other investors identified on Schedule I thereto and the Bank (incorporated by reference to Exhibit 4.20 to the Issuer’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 27, 2014).

Exhibit 3 – Voting Agreement, dated as of June 18, 2015, by and between Laguna Holdco Ltd. and Viola- LM Partners L.P.

Exhibit 4 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola- LM Partners L.P.
By:  LM (GP) L.P.
Its general partner

By: LM (GP) Company Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Eylon Penchas
Name: Eylon Penchas

LM (GP) L.P.
By: LM (GP) Company Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Eylon Penchas
Name: Eylon Penchas

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

/s/ Eylon Penchas
Eylon Penchas

Dated: July 20, 2015